

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 122 /2005

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611


05007234

RECEIVED
2005 APR 14 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 5 , 2005

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resolutions of the 2005 General Shareholders' Meeting

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the resolutions of the 2005 General Shareholders' Meeting held on April 5, 2005 at 15.30 hrs. in the Auditorium, 2nd Floor, PTT Plc. Head Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok. The details are as follows:

Agenda Item 1 To approve the Minutes of the 2004 General Shareholders' Meeting.

Resolution: The Meeting participants, by majority vote, approved the Minutes.

Agenda Item 2 To acknowledge the Company's performance in 2004 and to approve the 2004 financial statements.

Resolution: The Meeting participants, by majority vote, acknowledged the Company's performance in 2004 and approved the 2004 financial statements.

Agenda Item 3 To approve the 2004 dividend payment of Baht 9 per share to shareholders.

Resolution: The Meeting participants, by majority vote, approved the dividend payment of Baht 9 per share, which will be paid on April 19, 2005.

Agenda Item 4 To approve the appointment of new directors in replacement of those who are due to retire by rotation, as follows:

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

1. Mr. Prasit Koovilaikool
   Independent Director, Chairman of the Remuneration Committee, and Member of the Audit Committee
2. Mr. Cherdpong Siriwit
   Director

4/15

-2-/3. Mr. Vudhibhandhu...

3. Mr. Vudhibhandhu Vichairatana
   Independent Director, and Chairman of the Corporate Governance Committee
4. Mr. Chitrapongse Kwangsukstith
   Director
5. Mr. Prasert Bunsumpun
   Director, Member of the Remuneration Committee, and the Nominating Committee

Resolution: The Meeting participants, by majority vote, re-elected 5 directors who are due to retire by rotation, as follows:

1. Mr. Prasit Koovilaikool
2. Mr. Cherdpong Siriwit
3. Mr. Vudhibhandhu Vichairatana
4. Mr. Chitrapongse Kwangsukstith
5. Mr. Prasert Bunsumpun

Agenda Item 5 To set the directors' remuneration for 2005 onwards as follows:

1. Maintain the retainer fee at Baht 25,000/person/month.
2. Maintain the meeting fee at Baht 25,000/person/meeting.
3. Adjust the bonus for all directors within the performance year at the amount limited to Baht 17-25 million/year from the previous amount of Baht 17 million/year. In addition, if company performance during the year exceeds a profit of more than Baht 10,000 million, directors will receive an extra bonus of 0.08 percent from any profit more than Baht 10,000 million, with the total limited to Baht 25 million. The amount is to be adjusted according to the directors' attendance at meetings and will be paid when the Board of Directors has given approval to the fiscal year financial statements.
4. Maintain the current remuneration of the Sub-Committees for 2005 onwards for all members of the Standing Sub-Committee who will receive Baht 25,000/person/meeting. However, this excludes the members of the Sub-Committees who are PTTEP executives and will not apply to circulating resolutions.
5. The Chairman of the Board and Sub-Committees is to receive an extra 25 percent, as is the usual practice.

Resolution: The Meeting participants, by more than two-thirds of the total number of votes cast by the shareholders present and entitled to vote, approved the directors' remuneration for the year 2005 onwards.

-3- / Agenda Item 6...

Agenda Item 6 To appoint the auditor and to set the auditor's fee.

Resolution: The Meeting participants, by majority vote, approved the appointment of the Office of the Auditor General of Thailand, to be the auditor for the year 2005, and set the fee for the year 2005 at the same rate of last year, in the amount of Baht 900,000.

Agenda Item 7 To consider director protection against liability claims as detailed and limited below:

1. Directors must discharge their fiduciary duties and perform their director-related responsibilities for the company, as well as not be guilty of any breach of duty, neglect, omission or gross negligence. And claims are being made against director's performance.
2. The company will protect all directors by paying for all concerned expenses and losses (if any).
3. The company will protect retired directors until the end of any claims process.

Resolution: The Meeting participants, by more than two-thirds of the total number of votes cast by the shareholders present and entitled to vote, approved the director protection against liability claims.

Agenda Item 8 To approve the issuance and offering of 2.8 million units of warrants to purchase the Company's common shares for management and employees for the year 2005.

Resolution: The Meeting participants, by against votes not exceeding 10 percent of the total votes of shareholders present and more than three-fourths of the total votes cast by the shareholders present and entitled to vote, approved the issuance and offering of 2.8 million units of warrants to purchase the Company's common shares for management and employees for the year 2005 at the exercise price of Baht 278 per unit.

Agenda Item 9 To approve the allotment of 2.8 million shares for the exercise of right under the warrants issued to management and employees for the year 2005, as requested for approval in Agenda Item 8.

Resolution: The Meeting participants, by against votes not exceeding 10 percent of total votes of shareholders present and more than three-fourths of the total votes cast by the shareholders present and entitled to vote, approved the allotment of 2.8 million shares for the exercise of rights under the warrants issued to management and employees for the year 2005.

-4- / Agenda Item 10.....



Agenda Item 10 Other business (None).

Yours sincerely,

Maroot Mrigadat
President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/124 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 7, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: List of the Board of Directors
Reference: Letter PTTEP No. 1.910/ 122 /2005 dated April 5, 2005

Reference is made to resolutions of the 2005 General Shareholders' Meeting of PTT Exploration and Production Public Company Limited (PTTEP), held on April 5, 2005 at 15.30 hrs. in the Auditorium, 2nd Floor, PTT Plc. Office Building. The Meeting participants elected new directors in replacement of those who retired by rotation.

PTTEP would like to announce the list of the Board of Directors as of April 5, 2005 as follows:

No.	Name	Surname	Position
1.	Mr. Manu	Leopairote	Chairman
2.	General Lertrat	Ratanavanich	Independent Director and Member of the Corporate Governance Committee
3.	Mr. Pichai	Chunhavajira	Director, Chairman of the Cash Management Committee
4.	Mr. Chulasingh	Vasantasingh	Independent Director and Chairman of the Nominating Committee
5.	Mr. Charnchai	Musignisarkorn	Independent Director, Member of the Audit Committee and the Corporate Governance Committee
6.	Mr. Prasit	Kovilaikool*	Independent Director, Member of the Audit Committee and Chairman of the Remuneration Committee
7.	Mr. Cherdpong	Siriwit*	Director
8.	Mr. Vudhibhandhu	Vichairatana*	Independent Director, and Chairman of the Corporate Governance Committee
9.	Mr. Chitrapongse	Kwangsukstith*	Director
10.	Mr. Prasert	Bunsumpun*	Director, Member of the Remuneration Committee and the Nominating Committee
11.	Mr. Pala	Sookawesh	Director

-2- / 12. Mr. Nopadon...

12. Mr. Nopadon	Mantajit	Independent Director, and Chairman of the Audit Committee
13. Mr. Wisudhi	Srisuphan	Director
14. Mr. Anucha	Sihanatkathakul	Independent Director, Member of the Remuneration Committee, the Nominating Committee and the Cash Management Committee
15. Mr. Maroot	Mrigadat	Director and Secretary to the Board of Directors, and Member of the Cash Management Committee

Yours sincerely,



Maroot Mrigadat
President

Note: * *New Re-elected Directors*